Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
QAD Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (File Nos. 333-137417, 333-66610, 333-48381, and 333-35367) of QAD Inc. of our reports dated April 15, 2010, with respect to the consolidated balance sheets of QAD Inc. and subsidiaries as of January 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2010, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2010, which reports appear in the January 31, 2010 annual report on Form 10-K of QAD Inc.

/s/ KPMG LLP
Los Angeles, California
April 15, 2010